UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note

On July 24, 2025, Antelope Enterprise Holdings Limited (the “Company” or the “Registrant”) announced that it has entered into a Securities Purchase Agreement (the “Agreement”) with Streeterville Capital, LLC, for a total financing amount of up to $50 million over 24 months. The proceeds from this financing will be used exclusively to purchase Bitcoin, marking a major step forward in Company’s entry into the cryptocurrency asset space. The Company will use these funds to gradually acquire Bitcoin based on market conditions. The Agreement is attached hereto as an exhibit 99.1 and incorporated herein by reference.

Issuance of Press Release

On July 29, 2025, the Company issued a press release announcing the entry into the Agreement. A copy of the press release is attached hereto as Exhibit 99.2.

Exhibit Index

Exhibit
99.1	Securities Purchase Agreement dated July 24, 2025
99.2	Press Release dated July 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2025	ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Tingting Zhang
Tingting Zhang
Chief Executive Officer